# SC Distributors, LLC

**(SEC I.D. No. 8-68338)**

## Statement of Financial Condition

## As of December 31, 2021

**Filed Pursuant to Rule 17a-5(e)(3) as a Confidential Document**

**SC Distributors, LLC**
**Index**
**December 31, 2021**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68338 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                                 MM/DD/YY                            MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___SC Distributors, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___695 Town Centre Drive, Suite 600___
(No. and Street)

| Costa Mesa | CA | 92626 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Patrick Miller | 804-543-4098 | PMiller@scdistributors.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___BDO USA, LLP___
(Name – if individual, state last, first, and middle name)

| 600 Anton Boulevard, Suite 500 | Costa Mesa | CA | 92626 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/08/2003 | 243 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _____ Patrick Miller _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ SC Distributors, LLC _____, as of _____ December 31 _____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SON NGO
Notary Public - California
Santa Clara County
Commission # 2378153
My Comm. Expires Oct 11, 2025

Signature: _____

Title:  CEO

_____
Notary Public

*See Attachment*

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





## ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SANTA CLARA )

On APRIL 14, 2022 before me, SON NGO, NOTARY PUBLC
(insert name and title of the officer)

personally appeared PATRICK MILLER,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SON NGO
Notary Public - California
Santa Clara County
Commission # 2378153
My Comm. Expires Oct 11. 2025

Signature ______________________ **(Seal)**



Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

600 Anton Blvd., Suite 500
Costa Mesa, CA 92626

## Report of Independent Registered Public Accounting Firm

The Member
SC Distributors, LLC
Costa Mesa, California

### Opinion on Financial Statement

We have audited the accompanying statement of financial condition of SC Distributors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2016.

March 31, 2022

**SC Distributors, LLC**
**Statement of Financial Condition**
**As of December 31, 2021**

*(Dollars in 000's)*

| **Assets** | | |
|---|---|---|
| Cash | $ | 1,394 |
| Fees and commissions receivable | | 253 |
| Prepaid and other assets | | 211 |
| Property and equipment, net | | 18 |
| **Total assets** | $ | 1,876 |
| | | |
| **Liabilities and Member's Capital** | | |
| Accounts payable and accrued expenses | $ | 367 |
| Accrued compensation and benefits | | 11 |
| **Total liabilities** | | 378 |
| | | |
| **Commitments and contingencies** | | |
| | | |
| **Member's Capital** | | 1,498 |
| **Total liabilities and member's capital** | $ | 1,876 |

The accompanying notes are an integral part of the financial statements.

*(Dollars in 000's)*

### 1.   Organization of the Company

SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company had a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which was owned by Strategic Capital Management Holdings, LLC, formerly known as Validus/Strategic Capital Partners, LLC ("SCMH" or the "Member"). In 2019, CVSH merged with SCMH.

On August 29, 2014, SCMH was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, SCMH and its subsidiaries were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale to RCAP.

The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") (collectively referred to as the "Non-Traded Product Sponsors"). The Company also serves as an agent for private placements of securities issued by nonpublic collective investment vehicles that are excluded from the definition of "investment company" under the Investment Company Act of 1940.

**Liquidity**
As reported in the financial statements, the Company has incurred losses during the reporting period and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from the Member to fund operations. The Member has agreed to provide, or cause to be provided, the necessary financial support to fund operations for at least one year after the financial statements are issued.

**COVID-19**
On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 pandemic") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The COVID-19 pandemic has caused severe disruption to the United States and global economy. The economic environment has been adversely impacted leading to lower interest rates, illiquidity, and heightened volatility in the financial markets. Difficult market and economic conditions may adversely impact the Company due to, among other reasons, lack of investor confidence in the non-traded product market and a lack of potential buyers with financial resources.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry, and workforce. Due to the rapid development and fluidity of this situation, the Company cannot determine the ultimate impact that the COVID-19 pandemic will have on the Company's financial condition, liquidity, and future results of operations, and therefore any prediction as to the ultimate impact on the Company's financial condition, liquidity, and future results of operations is uncertain.

*(Dollars in 000's)*

On March 27, 2020, the "Coronavirus Aid, Relief, and Economic Security Act" (CARES) was signed in to law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

The CARES Act also appropriated funds under the Small Business Administration ("SBA") Paycheck Protection Program ("PPP"). In April 2020 and March 2021, the Company received funds under the Paycheck Protection Program in the amounts of $734 and $713, respectively (see Note 6). As of year-end, both loans were forgiven in full by the SBA.

**Risks and Uncertainties**
The global economy can be negatively impacted by a variety of factors such as the spread or fear of spread of contagious diseases (such as the recent COVID-19 pandemic), man-made or natural disasters, actual or threatened war (such as the escalation in conflict between Russia and Ukraine), terrorist activity, political unrest, civil strife and other geopolitical uncertainty. The Company is dependent upon investor confidence, which may be affected by general economic conditions, including recessions or inflationary pressures, higher consumer debt and interest rates, lower consumer confidence and uncertainties due to global pandemics, geopolitical turmoil and potential national or international security concerns. If the global economy experiences a significant decline, the Company's business and results of operations could be materially and adversely affected. An actual or feared outbreak of disease, epidemic or pandemic, changes to regional or local economic conditions affecting consumer spending could adversely impact the Company's business, financial condition, results of operations, and liquidity.

## 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

**Use of Estimates**
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

**Cash**
The Company maintains all its operating cash with two major Federal Deposit Insurance Corporation ("FDIC") commercial bank financial institutions. The Company had certain cash balances as of December 31, 2021 that were in excess of the FDIC insured limits. The Company has never experienced any losses related to these balances.

**Commissions, Dealer Manager and Distribution Fees Receivable**
Commissions, dealer manager and distribution fees receivable primarily consist of commission, dealer manager and distribution fees from the sale of the Non-Traded Product Sponsors.

**Allowance For Credit Losses**

*(Dollars in 000's)*

The allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of such assets. The determination of the credit allowance is based on an evaluation of each of the financial assets, including general economic conditions and estimated collectability. The Company evaluates the collectability based on a combination of credit quality indicators, including, but not limited to, payment status, historical charge-offs, and financial strength of the creditor. A financial asset is considered to have deteriorated in credit quality when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of December 31, 2021, the Company recorded no allowance for credit losses.  To the extent assumptions used by management do not prevail, loss experience could be materially different.

**Prepaid and Other Assets**
Prepaid and other assets consist primarily of prepaid insurance and regulatory fees.

**Property and Equipment, Net**
Property and equipment are recorded at cost, net of accumulated depreciation and/or amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense as incurred. Office furniture, equipment, computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease (See Note 5).

**Impairment of Long-Lived Assets**
The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. For the year ended December 31, 2021, no impairments of long-lived assets were recorded.

**Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers**
The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of the Non-Traded Product Sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2021, there was approximately $241 recorded for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

**Accrued Compensation and Benefits**
Accrued compensation and benefits primarily consists of payroll, commissions, accrued vacation and bonuses due to employees of the Company. The accrued commissions are a function of sales volume and are paid to our external wholesalers, internal sales force and sales management personnel.

**Income Taxes**
The Company is a limited liability company that elected to be treated as a partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies

*(Dollars in 000's)*

that elect to be treated as a partnership, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns its share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of December 31, 2021, there are no positions which would call into question the Company's tax-exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the year ended December 31, 2021, the Company did not incur interest expense or penalties.

**Concentrations**

Approximately 30%, 29%, 23% and 10% of total revenue generated by the Company during the year ended December 31, 2021, was from the sale of SWIF, CVMCR II, SDCF and SWIF II, respectively.

As of December 31, 2021, the Company's receivable balance is comprised of $172, $11 and $4 due from CVMCRII, SDCF and SWIF, respectively.

## 3.  Fair Value Disclosures

FASB ASC 820, Fair Value Measurement ("ASC 820"), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

As of December 31, 2021, the Company has no assets or liabilities that are measured at fair value on a recurring basis.

*(Dollars in 000's)*

### 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250 or 2% of aggregate debit items.

At December 31, 2021, the Company had net capital of $1,237 which was $987 in excess of its required minimum net capital of $250.

On October 25th through October 27th, 2021, the Company was not in compliance with the minimum net capital requirements. The Company identified the noncompliance and self-reported the matter to FINRA.

### 5. Property and Equipment, net

Property and equipment, net as of December 31, 2021, are as follows:

| | | |
|---|---|---:|
| Computer equipment and software | $ | 118 |
| Office equipment and fixtures | | 59 |
| Less accumulated depreciation and amortization | | (159) |
| Property and equipment, net | $ | 18 |

### 6. Paycheck Protection Program - Debt

In April 2020 and March 2021, the Company received a loan in the amount of $734 and $713, respectively, under the Paycheck Protection Program established by the CARES Act. The loans had an interest rate of 1.0% and were set to mature in April 2022 and March 2026, respectively, with principal payments deferred for ten months and interest accruing from the date of the loan.

The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further requires the Company to take into account the Company's current business activity and management's ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. Management believes that it has met the criteria for the full forgiveness of the loan and as such, has excluded this amount for purposes of the net cap calculation. As of December 31, 2021, both loans were forgiven in full by the SBA. The forgiveness of the loans is reflected as other income in the accompanying statement of operations.

### 7. Related-Party Transactions

During 2021, the Member forgave certain accounts receivable and payables between the Company and its affiliates, resulting in a non-cash distribution of $716.

### 8. Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts

*(Dollars in 000's)*

established by the United States Internal Revenue Service. As of December 31, 2021, the Company did not match contributions.

## 9. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims, securities regulatory audits and investigative or enforcement matters and other legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

## 10. Regulatory Requirements

*Information Relating to Possession or Control Requirements and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission*
The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and will file the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. In addition, the Company does not prepare a Computation for Determination of Reserve Requirements.

## 11. Subsequent Events

The Company has evaluated subsequent events through March 31, 2022, which is the date that the financial statements were issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements except for the following:

Subsequent to December 31, 2021 and through March 31, 2022, the Member provided in-kind capital contributions of $249.